Ex. 99.28(d)(12)(iv)

Amendment to

Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Champlain Investment Partners, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Champlain Investment Partners, LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of September 13, 2021 wherein the September 19, 2016 Agreement, as amended, was incorporated by reference (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the fund or funds (each, a “Fund”) of JNL Series Trust (the “Trust”), as identified on Schedule A to the Agreement, for the portion of each Fund’s assets allocated to the Sub-Adviser.

Whereas, pursuant to the Agreement, the Adviser agreed to pay sub-advisory fees as set forth on Schedule B of the Agreement to the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust has approved sub-advisory fee changes for the JNL Multi-Manager Mid Cap Fund, for the portion of the average daily net assets managed by the Sub-Adviser, effective July 1, 2025.

Whereas, the Parties have agreed to amend Schedule B of the Agreement to modify the sub-advisory fee for JNL Multi-Manager Mid Cap Fund, for the portion of the average daily net assets managed by the Sub-Adviser, effective July 1, 2025.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced, in its entirety, with Schedule B dated July 1, 2025, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective July 1, 2025.

Jackson National Asset Management, LLC		Champlain Investment Partners, LLC

By:	/s/ Emily J. Bennett	By:	/s/ Eric Ode
Name:	Emily J. Bennett	Name:	Eric Ode
Title:	VP and Deputy General Counsel	Title:	President & COO

Schedule B

July 1, 2025

(Compensation)

JNL Multi-Manager Mid Cap Fund
Average Daily Net Assets	Annual Rate[2]
Fees Omitted[1]

[1]	For the portion of the Average Daily Net Assets managed by Champlain Investment Partners, LLC.
[2]	Footnote Omitted.

B-1